UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 7)

QUANTUM CORPORATION

(Name of Issuer)

Common stock, $0.01 par value per share

(Title of Class of Securities)

747906501

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Boulevard, Suite 800

Los Angeles, CA 90045

(818) 884-3737

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 5, 2022

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 747906501

1	NAME OF REPORTING PERSONS B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,099,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,099,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,099,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 101,813,778 shares of common stock, par value $0.01 (the “Common Stock”), of Quantum Corporation (the “Issuer”) outstanding as of June 1, 2022 as reported by the Issuer on its Form 10-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on June 8, 2022 (the “10-K”).

CUSIP No. 747906501

1	NAME OF REPORTING PERSONS B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 346,378
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 346,378

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 346,378
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%*
14.	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 101,813,778 shares of Common Stock outstanding as of June 1, 2022 as reported by the Issuer on the 10-K.

CUSIP No. 747906501

1	NAME OF REPORTING PERSONS BRF Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,753,578
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,753,578

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,753,578
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.7%*
14.	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 101,813,778 shares of Common Stock outstanding as of June 1, 2022 as reported by the Issuer on the 10-K.

CUSIP No. 747906501

1	NAME OF REPORTING PERSONS Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 925,515
	8	SHARED VOTING POWER 4,099,956
	9	SOLE DISPOSITIVE POWER 925,515
	10	SHARED DISPOSITIVE POWER 4,099,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,025,471
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9%*
14.	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 101,813,778 shares of Common Stock outstanding as of June 1, 2022 as reported by the Issuer on the 10-K.

Preliminary Statement:

This Amendment No. 7 (the “Amendment”) hereby amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on April 6, 2020, as amended by Amendment No. 1 to Schedule 13D, filed with the SEC on April 28, 2020, by Amendment No. 2 to Schedule 13D, filed with the SEC on February 8, 2021, by Amendment No. 3 to Schedule 13D, filed with the SEC on April 28, 2021, by Amendment No. 4 to Schedule 13D, filed with the SEC on October 29, 2021, by Amendment No. 5 to Schedule 13D, filed with the SEC on April 28, 2022, and by Amendment No. 6 to Schedule 13D, filed with the SEC on June 10 , 2022 (as so amended, the “Schedule 13D”), relating to shares of Common Stock of Quantum Corporation, a Delaware corporation (the “Issuer” or “Company”). Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D. Except as otherwise described herein, the information contained in the Schedule 13D remains in effect.

ITEM 5. INTEREST OF SECURITIES OF THE ISSUER.

Item 5, Sections (a) and (b) and (e) of the Schedule 13D, and Schedules A and B are hereby amended and restated as follows:

(a) - (b)

1.	As of the date hereof, BRS beneficially owned directly 346,378 shares of Common Stock, representing 0.3% of the Issuer’s Common Stock. BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRS.

2.	As of the date hereof, BRFI beneficially owned directly 3,753,578 shares of Common Stock, representing 3.7% of the Issuer’s Common Stock. BRF is the parent company of BRFI. As a result, BRF may be deemed to indirectly beneficially own the Shares held by BRFI.

3.	Bryant R. Riley may beneficially own 925,515 shares of Common Stock representing 0.9% of the Issuer’s Common Stock, of which (i) 832,729 shares are held jointly with his wife, Carleen Riley, (ii) 12,614 shares are held as sole custodian for the benefit of Abigail Riley, (iii) 12,613 shares are held as sole custodian for the benefit of Eloise Riley, (iv) 12,615 shares are held as sole custodian for the benefit of Susan Riley, and (v) 54,944 shares are held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley may also beneficially own the 4,099,956 shares of Common Stock, representing 4.0% of the Issuer’s Common Stock, held directly by BRS or BRFI in the manner specified in paragraph (1) above. Bryant R. Riley disclaims beneficial ownership of the shares held by BRS and BRFI, or the Robert Antin Children Irrevocable Trust in each case except to the extent of his pecuniary interest therein.

(e) As of August 5, 2022, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 8, 2022

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

BRF INVESTMENTS, LLC

By:	/s/ Phillip Ahn
Name:	Phillip Ahn
Title:	Authorized Signatory

BRYANT R. RILEY

By:	/s/ Bryant R. Riley

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Executive Officer of B. Riley Capital Management, LLC; Co-Executive Chairman of B. Riley Securities, Inc.; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc.; Co-Executive Chairman of B. Riley Securities, Inc.; and President of B. Riley Capital Management, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States
Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	30870 Russell Ranch Rd Suite 250 Westlake Village, CA 91362	United States
Robert L. Antin[1] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers and hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Tammy Brandt Director	Chief Legal Officer, Head of Business and Legal Affairs at FaZe Clan Inc.; a leading gaming, lifestyle, and media platform	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Robert D’Agostino[2] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Renée E. LaBran Director	Founding partner of Rustic Canyon Partners (RCP), a technology focused VC fund	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Michael J. Sheldon Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mimi Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States
Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Robert L. Antin directly owned 13,508 shares of Common Stock. The aggregate purchase price of the 13,508 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $33,770. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the close of business on the date hereof, Robert D’Agostino directly owned 40,739 shares of Common Stock. The aggregate purchase price of the 40,739 shares of Common Stock that were purchased by Mr. D’Agostino with personal funds is approximately $81,228. Mr. D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

Transactions within the Past 60 Days

Trade Date	Transaction	Amount of Securities	Price	Reporting Person
7/19/2022	Sale	72,767	$1.7621	B. Riley Securities, Inc.
7/20/2022	Sale	327,833	$1.8358	B. Riley Securities, Inc.
7/21/2022	Sale	200,880	$1.8808	B. Riley Securities, Inc.
7/22/2022	Sale	500	$1.94	B. Riley Securities, Inc.
8/3/2022	Sale	28,134	$1.9402	B. Riley Securities, Inc.
8/4/2022	Sale	53,634	$1.9419	B. Riley Securities, Inc.
8/5/2022	Sale	1,137,755	$1.8837	B. Riley Securities, Inc.